U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB/A2

                      Registration Statement on Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                               SEAFOODS PLUS, LTD.
           (Name of Small Business Issuer as specified in its charter)



                UTAH                                    87-0413539
               -- ----                                  ---------
     (State or other jurisdiction of                 (I.R.S. Employer
      incorporation or organization)                    ID. No.)


                                       N/A
                                     -------
                                 (SEC File No.)


                        5525 South 900 East, Suite #110
                           Salt Lake City, Utah 84117
                           ---------------------------
                     (Address of Principal Executive Office)


         Issuer's Telephone Number, including Area Code: (801) 262-8844


 Securities registered pursuant to Section 12(b) of the Exchange Act:    None

 Securities registered pursuant to Section 12(g) of the Exchange Act:
 $0.001 par value common stock
 -----------------------------
 Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.


                                            PART I

Item 1.  Description of Business.


Business Development.


     Seafoods Plus, Ltd. (the "Company") was organized under the laws of the State of Utah on August 11, 1983, under the name "Communitra Energy, Inc." The Company was incorporated for the primary purpose of investing in oil, gas and mineral leases and/or products.

     The Company was initially authorized to issue a total of 50,000,000 shares of common stock having a par value of one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and Bylaws are incorporated herein by this reference. See the Exhibit Index, Part III.

     At the Company's inception, the Board of Directors authorized the issuance of 1,275,000 "unregistered" and "restricted" shares of its common stock to directors, executive officers and persons who may be deemed to have been promoters or founders of the Company for the total consideration of $3,000.

     Commencing  in November,  1983,  and  pursuant to an exemption  provided in
Section 3(a)(11) of the Securities Act of 1933, as amended (the "1933 Act"), and
Section 61-1-10 of the Utah Uniform Securities Act, the Company publicly offered and sold an aggregate total of 3,000,000 shares of its common stock to public investors who were residents of the State of Utah, at a price of one cent ($0.01) per share. The offering was subsequently completed, with the Company receiving aggregate gross proceeds of $30,000, before payment of legal, accounting and printing expenses. A copy of the Offering Circular that the Company used in connection with this offering is incorporated herein by this reference. See the Exhibit Index, Part III.

     On July 16, 1985, the Company filed with the Secretary of State of the State of Utah Articles of Amendment to its Articles of Incorporation, which (i) changed the name of the Company to "Seafoods Plus, Ltd."; and (ii) expanded
Article III of the business purpose to include the processing, canning, marketing and distribution of fresh seafoods. A copy of the Articles of Amendment effecting these changes is incorporated herein by this reference. See the Exhibit Index, Part III.

     From 1985 to 1988, the Company engaged in business of seafood distribution. These operations were unsuccessful and the Company has had no business operations since approximately 1988. Due to the substantial lapse of time since the occurrence of these events, management does not anticipate that they will have any adverse impact on any future operations in which the Company may engage.

     Pursuant  to the  provisions  of Section  16-10a-1006  of the Utah  Revised
Business Corporation Act, on September 18, 1995, the corporation adopted Articles of Amendment to its Articles of Incorporation: (i) to effect a 1 share for 16.17 reverse split of the Company's 5,658,250 then-outstanding shares of common stock, effective as of the close of business on September 5, 1995, retaining the authorized capital at 50,000,000 shares and the par value at one mill ($0.001) per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the Company and with fractional shares to be rounded to the nearest whole share. A copy of the Articles of Amendment effecting these changes is incorporated herein by this reference. See Exhibit Index, Part III.

     On September 18, 1995, the Board of Directors, acting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, unanimously resolved
(i) to issue 1,650,000 post-split "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., a consultant to the Company, in consideration of the sum of $10,000, which funds were to be used to pay costs associated with legal fees and accounting costs.

     Immediately following the above-referenced reverse split, 350,012 shares of the Company's common stock were issued and outstanding. Following the issuance of 1,650,000 "unregistered" and "restricted" shares to Jenson Services, Inc., 2,000,012 shares of common stock are currently issued and outstanding.

     On May 15, 1996, acting without a meeting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, the Board of Directors of the Company unanimously resolved to adopt new Bylaws. The Board members approving this resolution were Kathleen Morrison, Jason Osborne and Terry Hardman. A copy of the adopted Bylaws of the Company is incorporated herein by this reference. See the Exhibit Index, Part III.

     On October 11, 1996, acting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, the Board of Directors of the Company unanimously resolved to amend the Company's Bylaws to exempt the Company from the provisions of the Utah Control Shares Acquisitions Act (Section 61-6-2 et seq., Utah Code Annotated) (the "Acquisitions Act"). The Board members approving this resolution were Kathleen Morrison, Jason Osborne and Terry Hardman. A copy of the amendment to the Bylaws of the Company is incorporated herein by this reference. See the Exhibit Index, Part III.


     The Acquisitions Act, which applies only to certain types of publicly-held corporations, provides that "control shares" acquired under certain circumstances shall have the same voting rights as they had before the acquisition only to the extent that the stockholders of the corporation have approved such rights. The Acquisitions Act also gives dissenter's rights to the stockholders in the event that full voting rights are accorded to shares acquired in a "control share acquisition" and the acquiring person has acquired "control shares" with at least a majority of all voting power. Section 61-6-6 permits a corporation's articles of incorporation or bylaws to provide for an exemption from the Acquisitions Act. The net effect of the Company's exemption from the

Acquisitions Act is to remove the need for stockholder approval of acquisitions of controlling interests in the Company. The Company will still be subject to the provisions of Regulation 14A of the Securities and Exchange Commission, regarding proxy solicitations. However, these provisions deal with the nature and extent of disclosure required when a matter is to be voted on, but not whether a matter is to be voted on; accordingly, Regulation 14A in no way negates the effect of the exemption from the Acquisitions Act. See the heading "Need for any Governmental Approval of Principal Products or Services" under the caption "Business," herein.

     On December 12, 1996 the Company filed a Form 10SB12G pursuant to Regulation S-B for the purpose of becoming a full reporting issuer under Section 12(g) of Securities Act of 1933 and the Securities Exhange Act of 1934. The Company filed the Form 10SB12G, on a voluntarily basis, for the purpose of registering its securities under Section 12(g) and the Company is filing this Amendment under the same predisposition.


Business.
---------

     The Company has had no business operations since approximately 1988. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. The Company does not plan to use any supplemental information, notices or advertisements in its search for business opportunities. The Company plans to rely on the consulting services of Jenson Services, Inc., the principal shareholder, for potential acquisitions or mergers. Because the Company has virtually no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, as amended, or contract. Even if stockholder approval is sought, Jenson Services, a consultant to the Company, beneficially owns approximately 87% percent of the outstanding shares of common stock of the Company, and could approve any acquisition, reorganization or merger it deemed acceptable. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company. Management believes that there will be a change in control upon consumation of an acquisition or merger. Past experience of Jenson Services, Inc. has produced a change in control universally with all companies Jenson has consulted.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has virtually no current assets or cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates.

     Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has virtually no resources, and is unlikely to have any appreciable resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such
individuals.   See  the  caption   "Conflicts   of   Interest;   Related   Party
Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

     Other than the Company, neither Jason Osborne nor Terry Hardman has been involved as a director, executive officer or five percent stockholder of any "blank check" company in the last ten years.

     From November, 1993, until its reorganization in April, 1995, Kathleen L. Morrison, who is a director and the President of the Company, was a director and the Secretary/Treasurer of Westcott Financial Corporation, a Delaware corporation, now known as "Entertainment Technologies & Programs, Inc." ("ETPI"). ETPI is publicly-held and may be deemed to have been a "blank check" company until its reorganization. Mrs. Morrison was also the Secretary/Treasurer of Onasco Companies, Inc., a Utah corporation, now know as "Tengasco, Inc." ("TNGO"), from January, 1995, until its reorganization in July, 1995. TNGO is publicly-held and may be deemed to have been a "blank check" company until its reorganization. Tengasco is a publicy-held company that currently trades over the counter on the Bulletin Board; Historically, Tengasco is a publicly held company that was organized in 1916 and is exempt from the 1933 Act. From July,

     1995, until its reorganization in September, 1996, Kathleen L. Morrison, was a director and the Secretary/Treasurer of Mason Oil Company, Inc., a Utah corporation, ("MSNO"), which may be deemed to be a "blank check" company.

     No current director or executive officer has been involved in any initial public offering involving the securities of a "blank check" company in the ten-year period immediately preceding the date of this Registration Statement.

     None of the Officers, Directors, or employees of Jenson Services, Inc. have been involved in a "Blank Check Offering" in the ten year preceeding the date of this registration statement under Regulation S-B.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below and in the initial Offering Circular of the Company, a copy of which is incorporated herein by this reference. See the Exhibit Index, Part III.

     Limited Assets; No Source of Revenue. The Company has extremely limited assets and has had no revenue in either of its two most recent calendar years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Jenson Services, Inc. intends to continue to loan the company money to pay for the costs of evaluating potential merger candidates. The loans are due upon demand. There is presently no agreement between the Company and Jenson Services, Inc. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may potentially acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has extremely limited resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See Paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States.

     Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote approximately ten hours a month, which can be deemed an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Conflicts of Interest; Related Party Transactions. Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

     Voting Control. Due to its ownership of a majority of the shares of the Company's outstanding common stock, Jenson Services, Inc. has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. The Company's common stock is currently listed in the "pink sheets" of the National Quotation Bureau, Inc. (the "NQB") and on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). However, there is currently no "established trading market" for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the past five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. (the "NASD").

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to maintain its good standing in the State of Utah and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.

Competitive Business Conditions.
---------------------------------------

     There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having no assets and no cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have cash resources and have limited operating histories when compared with the history and past failures of the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
-------------------------------------------------------------------------------
     None; not applicable.

Dependence on One or a Few Major Customers.
--------------------------------------------------------

     None; not applicable.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
-------------------------------------------------------------------------------

     None; not applicable.

Need for any Governmental Approval of Principal Products or Services.
------------------------------------------------------------------------------

     On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

     Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business venturer, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher, even though the adoption, ratification and the approval of any such merger will be virtually assured if recommended by Jenson Services, Inc., the principal stockholder of the Company.

Effect of Existing or Probable Governmental Regulations on Business.
-------------------------------------------------------------------------------

     Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
---------------------------------

     None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
---------------------------------------------------------------------

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------
     None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------------------

Plan of Operation.
---------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years. The Company's plan of operation for the next 12 months is to maintain its good standing in the State of Utah and to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arms length transaction. As of the date of this Registration Statement, the Company has not begun seeking any specific acquisition.

     Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
-------------------------------------

     Other than cash in the amount of $1,214, the Company has no assets, property or business; its principal executive office address and telephone number are the business office address and telephone number of its consultant and principal stockholder, Jenson Services, Inc., and are provided at no cost. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Utah and, recently, with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services, Inc. of providing the use of its office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------
     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of November 30, 1996:



                                            Number                 Percentage
Name and Address                 of Shares Beneficially Owned      of Class
----------------------      -----------------------------------      --------


Jenson Services, Inc.*        1,739,277                              87%
1787 E. Fort Union
Blvd. Suite 106
Salt Lake City, UT
84121                        ---------                              -----
                             1,739,277                              87%

     * The principal  owners of Jenson  Services,  Inc. are;  Duane S. Jenson is
President  and  Director,   Kathleen  L.  Morrison  is  Secretary/Treasurer  and
Director, Jeffrey D. Jenson is Vice President and Director.

Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of November 30, 1996:

                                         Number                           Percentage
Name and Address                       of Shares Beneficially Owned        of Class
----------------------            -----------------------------------     ----------


Kathleen L. Morrison*                       0                              0
1787 E. Ft. Union Blvd., #106
Salt Lake City, Utah  84121

Jason Osborne                               0                              0
269 E. Hill Ave #3
Salt Lake City, Utah 84107

Terry Hardman                               0                              0
2165 E. 7495 S.
Salt Lake City, Utah 84121

All directors and executive                 0                              0
officers as a group (3)


     * Mrs. Morrison is the only Officer and/or Director that is employed by or affiliated with Jenson Services, the majority shareholder.

     See Item 5, Part I, below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders (held in March of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.


                                                                Date of             Date of
                              Positions                         Election or       Termination
Name                          Held                              Designation       or Resignation
-------                       ------ ----                      ---------------      ------------------

Kathleen L. Morrison         President                           July 1, 1995       *
                             Director

Jason Reed Osborne           Vice President                      August 14, 1995     *
                             Director

Terry Hardman                Secretary/                          August 14, 1995     *
                             Treasurer
                             Director


          *    These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Kathleen L. Morrison, Director and President. Mrs. Morrison is 40 years old. For the past four years, she has been the office manager for two persons, one of which is Jenson Services, which is a consultant to and the majority stockholder of the Company. For seven years, she was the editor of "Super Group," a vertical market computer magazine targeting HP3000 users. Ms. Morrison received a B.A. degree from Colorado State University in 1978.

     Jason R. Osborne, Director and Vice President. Mr. Osborne is 25 years old. For the past two and a half years, he has been a media assistant for Evans Group. He has also served as a media buyer and media planner for Evans Group, an advertising firm based in Salt Lake City, Utah. Mr. Osborne received a B.S. from Utah State University in 1994.

     Terry Hardman, Director and Secretary/Treasurer. Ms. Hardman is 44 years old. For the past five years, she has been the Director for IHC Neonatal LifeFlight, an emergency helicopter transport service specializing in infants. Ms. Hardman received a B.S. from the College of Nursing at the University of Utah in 1976.


Significant Employees.
--------------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
---------------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                      SUMMARY COMPENSATION TABLE
                                                                   Long Term Compensation
                                           Annual Compensation                 Payouts
(a)                       (b)          (c)            (d)          (e)           (f)              (g)         (h)          (i)
Name and              Years or                                     Other      Restricted         Option/      LTIP         All
Principal             Periods           $              $           Annual       Stock            SAR's       Payouts      Other
Position              Ended           Salary         Bonus         Compen-    Awards ($)         (#)          ($)        Compensa-
                          1994,                                    ation($)                                              tion ($)
                          1995 &
                          1996

Kathleen Morrison        0              0              0             0            0                0           0             0
 President,
 Director

Jason Osborne            0              0              0             0            0                0           0             0
Vice Pres.,
 Director

Terry Hardman            0              0              0             0            0                0           0             0
 Sec./Treas.,
 Director


     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1995, or 1994, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed calendar year for any service provided as director.

     Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
--------------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item I of this Registration Statement.

Certain Business Relationships.
-------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Indebtedness of Management.
---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 of this Registration Statement.

Parents of the Issuer.
----------------------

     Jenson Services, Inc., the principal stockholder, may be deemed to be a parent of the Company. See Part I, Item 1 of this Registration Statement.

Transactions with Promoters.
----------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, on, September 18, 1996, the Board of Directors of the Company resolved to issue 1,650,000 post-split "unregistered" and "restricted" shares of common stock to Jenson Services, Inc., who is a consultant to the Company, in consideration of the sum of $10,000. See Part I, Item 1 and Part II, Item 4 of this Registration Statement. There is no consulting agreement between the issuer and Jenson Services, Inc. and neither management nor Jenson Services anticipates entering into such an agreement because Jenson Services is the majority shareholder.

Item 8.  Description of Securities.
-----------------------------------

     The Company has only one class of securities authorized, issued or outstanding, that being capital stock of the Company consisting of 50,000,000 authorized shares of one mill ($0.001) par value common stock, of which a total of 2,000,012 post-split shares are presently issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
-------------------------------------------

Market Information.
-----------------------

     The Company's common stock is currently listed in the "pink sheets" of the NQB and the OTC Bulletin Board of the NASD under the symbol "SEUS". However, there has been no "established trading market" for shares of the Company's common stock during the past five years and management does not expect any such market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained. If such a market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by Jenson Services, Inc. may have a substantial adverse impact on any such public market. See the caption "Business" of Part I, Item 1 of this Registration Statement.

     There has been no trading of the shares of common stock of the Company within the last calendar year.

     No price data is available for the calendar year ended December 31, 1994 or the first three quarters of 1996.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See Part I, Item 1 of this Registration Statement.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 128.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock or its previously authorized preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-----------------------------------

     Not Applicable; The Company's relationship with Mantyla, McReynolds & Associates, Certified Public Accountants, of Salt Lake City, Utah, has not changed.


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

          On September 18, 1996, the Company's Board of Directors unanimously voted to issue 1,650,000 "unregistered" and "restricted" shares of common stock to Jenson Services, Inc. in consideration of the sum of $10,000. These shares are fully-paid and were issued to Jenson Services, Inc. on or about September 18, 1996. See Part I, Item 1 of this Registration Statement.

          Management believes that Jenson Services, Inc. is an "accredited investor" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, Jenson Services, Inc. is a consultant to the Company and had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities

     Act of 1933 pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
----------------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless  of whether a director,  officer,  employee,  fiduciary  or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

          Article VIII of the Company's Articles of Incorporation provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

                                           PART F/S

                                 Index to Financial Statements
                            Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements
     December 31, 1995 and 1994
     --------------------------

     Balance Sheet, December 31, 1995 and 1994

     Statements of Stockholders' Equity for the Period from Reactivation [December 31, 1994] through December 31, 1995.

     Statements of Operations for the Years ended December 31, 1994 and 1995, and for the Period from Reactivation [Decdember 31, 1994] through December 31, 1995.

     Statements of Cash Flows for the Years ended December 31, 1994 and 1995, and for the Period from Reactivation [December 31, 1994] through December 31, 1995.

     Notes to Financial Statements


(ii) Unaudited Financial Statements
     September 30, 1996
     -----------------

     Balance Sheet, September 30, 1996

     Statements of Operations
     for the nine months ended September 30, 1996

     Statements of Cash Flows for the
     nine months ended September 30, 1996

                                 PART III

Item 1.  Index to Exhibits.
-------------------------------

     The following exhibits are filed as a part of this Registration Statement:



Exhibit
Number               Description*
------              ---------------
 3.1        Articles of Incorporation**

 3.2(i)     Articles of Amendment to Articles of
            Incorporation, filed on July 16, 1985**

 3.2(ii)    Articles of Amendment to Articles of
              Incorporation, filed on October 5, 1995**

 3.3        Bylaws, dated May 15, 1996**

 3.3(i)     Amendment to Bylaws, dated October 11, 1996**

 99         Offering Circular**


     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

     **These documents and related exhibits have previously ben filed with the Securities and Exchange Commission and are incorporated herein by this reference to the Registration Statement on Form 10-SB and post-effective amendment to Registratino Statement on Form 10-SB-A1

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SEAFOODS PLUS, LTD.


Date: 6/24/97              By /S/ KATHLEEN L. MORRISON
                               ------------------------------------------------
                               Kathleen Morrison, Director and President


Date: 6/24/97              By /S/ JASON REED OSBORNE
                               ------------------------------------------------
                               Jason Reed Osborne,  Director and Vice President


Date: 6/24/97              By /S/ TERRY HARDMAN
                               ------------------------------------------------
                               Terry Hardman, Director and Secretary/Treasurer

                                      SEAFOODS PLUS, LTD.
                                 [A Development Stage Company]

                                 Independent Auditors' Report
                                              and
                                     Financial Statements

                                  December 31, 1995 and 1994

                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]

                                Table of Contents

                                                                 Page

Independent Auditors' Report                                       1

Balance Sheets - December 31, 1995 and 1994                        2

Statement of Stockholders' Equity for the Period from
Reactivation [December 31, 1994] through December 31, 1995        3-4

Statements of Operations  for the Years Ended December 31, 1994
 and December 31,1995, and for the Period from Reactivation
 [December 31, 1994] through December 31, 1995                     5

Statements of Cash Flows for the Years Ended  December 31, 1994
 and December 31, 1995, and for the Period from Reactivation
 [December 31, 1994] through December 31, 1995                     6

Notes to Financial Statements                                     7-8

     MANTYLA, McREYNOLDS & ASSOCIATES
     A Professional Corporation



Board of Directors and Stockholders
Seafoods Plus, LTD.
Salt Lake City, Utah

     We have audited the accompanying balance sheets of Seafoods Plus, LTD. [a development stage, Utah corporation] as of December 31, 1995 and December 31, 1994, and the related statements of stockholders' equity, operations, and cash flows for the years ended December 31, 1995 and December 31, 1994 and for the period from reactivation [December 31, 1994] through December 31, 1995. These financial statements are the responsibility of the Company's management.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seafoods Plus, LTD. as of December 31, 1995, and December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1995 and December 31, 1994 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Seafoods Plus, LTD. will continue as a going concern. As discussed in note D to the financial statements, the Company has accumulated losses from inception totaling $38,607 and presently has no prospects for commencing operations or generating revenue. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                              /s/ MANTYLA, McREYNOLDS & ASSOCIATES


January 25, 1996

Salt Lake City, Utah


                               SEAFOODS PLUS, LTD.
                          A Development Stage Company]
                                 Balance Sheets
                           December 31, 1995 and 1994

                                                                                                            1995          1994
            ASSETS

                                          Cash - note B                                                $    1,221          -0-
                                                                                                       ----------------------------

            TOTAL ASSETS                                                                               $    1,221          -0-
                                                                                                       ============================



                                     LIABILITIES AND STOCKHOLDERS' EQUITY


            LIABILITIES

            Accounts payable                                                                            $     401          -0-
            Income taxes payable - notes A & C                                                                100          703
                                                                                                       ----------------------------

            TOTAL LIABILITIES                                                                                 501          703

            STOCKHOLDERS' EQUITY

                                          Capital stock - 50,000,000 shares authorized at $0.001 par;
                                            2,000,012 post-split shares issued and outstanding at
                                            12/31/95; 5,658,250 pre-split shares issued and
                                            outstanding at 12/31/94 - note E                                2,000        5,658
                                          Additional paid-in capital                                       37,327       23,669
                                          Deficit accumulated during development stage                    (38,607)      30,030
                                                                                                       ----------------------------

            TOTAL STOCKHOLDER'S EQUITY                                                                        720         (703)
                                                                                                       ----------------------------

            TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                                                  $    1,221          -0-
                                                                                                       ============================



                 See accompanying notes to financial statements
                                        2



                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]
                        Statement of Stockholders' Equity
    For the Period from Inception [August 11, 1983] through December 31, 1995

                                                                                                  Deficit
                                                                                                Accumulated
                                                                                  Additional       During           Total
                                                         Number of      Common     Paid-in      Development     Stockholders'
                                                           Shares       Stock      Capital         Stage            Equity

            Balance, August 11, 1983                          -0-         -0-         -0-            -0-                -0-

            Issued 1,275,000 shares to
            officers and directors for cash                 1,275,000      1,275        1,725                             3,000

            Issued 3,000,000 shares through
            a public offering                               3,000,000      3,000       27,000                            30,000

            Public offering costs                                                      (4,173)                           (4,173)

            Net loss for the period from
            inception [08/11/83] through
            May 31, 1985                                                                                  (328)            (328)

            Additional contributed capital                                                500                               500

            Net loss for the period from June
            1, 1985 through December 3 1,
                                     1985                                                              (28,225)         (28,225)

            Issued 1,383,250 shares in a
            failed effort to obtain financing                1,383,250      1,383       (1,383)                                0
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1985                      5,658,250 $    5,658        23,669          (28,553) $           774

            Net loss for the year ended
            December 31, 1986                                                                             (267)            (267)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1986                      5,658,250 $    5,658        23,669          (28,820)             507

            Net loss for the year ended
            December 31, 1987                                                                             (181)            (181)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1987                      5,658,250 $    5,658        23,669          (29,001)             326

            Net loss for the year ended
            December 31, 1988                                                                             (166)            (166)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1988                      5,658,250 $    05,658       23,669          (29,167)             160




                 See accompanying notes to financial statements
                                        3



                              SEAFOODS PLUS, LTD.
                         [A Development Stage Company]
                       Statement of Stockholders' Equity
   For the Period from Inception [August 11, 1983] through December 31, 1995


                                                                                                  Deficit
                                                                                                Accumulated
                                                                                  Additional       During           Total
                                                         Number of      Common     Paid-in      Development     Stockholders'
                                                           Shares       Stock      Capital         Stage            Equity

            Balance, December 31, 1988                      5,658,250     $5,658.00   $23,669.00       (29,167)             160

            Net loss for the year ended

            December 31, 1989                                                                             (863)            (863)
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1989                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1990                                                                               -0-              -0-
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1990                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1991                                                                               -0-              -0-
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1991                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1992                                                                               -0-              -0-
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1992                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1993                                                                                0                0
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1993                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Net loss for the year ended
            December 31, 1994                                                                                0                0
                                                       -------------------------------------------------------------------------

            Balance, December 31, 1994                      5,658,250     $5,658.00   $23,669.00       (30,030)            (703)

            Reverse split of common shares
            on a 1 for 16.17 shares basis                  (5,308,238)    (5,308)       5,308                                 0

            Issued 1,650,000 shares for cash                1,650,000      1,650        8,350                            10,000

            Net loss for the year ended
            December 31, 1995                                                                             (8,577)         8,577)

            Balance, December 31, 1995                      2,000,012     $2,000.00   $37,327.0$         (38,607)           720
                                                       =========================================================================



                 See accompanying notes to financial statements
                                        4

                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]
                            Statements of Operations
           For the Years Ended December 31, 1995 and 1994, and for the
        Period from Inception [August 11, 19831 through December 31, 1995


                                                                                                       For the Period
                                          For the Year Ended          For the Year Ended              From Inception to
                                          December 31, 1994           December 31, 1995               December 31, 1995
                                          --------------------------------------------------------------------------------------

            Revenues                       $     -                           0                             0

            Expenses                       $     -                         8,477                        37,804
                                          -------------               -----------             -----------------

            Loss Before Income Tax         $     -                        (8,477)                      (37,804)

            Income taxes- notes A & C      $     -                           100                           803
                                          -------------               -----------             -----------------

            Net Loss                       $     -                        (8,577)                      (38,607)
                                          =============               ===========             =================

            Net Loss Per Share             $     -               $           -           $                    -
                                          =============               ===========             =================


                 See accompanying notes to financial statements



                               SEAFOODS PLUS, LTD.
                          [A Development Stage Company]
                            Statements of Cash Flows
           For the Years Ended December 31, 1995 and 1994, and for the
        Period from Inception [August 11, 1983] through December 31, 1995


                                                       For the Year Ended        For the Year Ended                from Inception to
                                                       December 31, 1994         December 31, 1995                 December 31, 1995

            Cash Flows From Operating- Activities

            Net Loss                                    $                -        $    (8,577)                  $         (38,607)

            Adjustments  to  reconcile  net  income  to  net  cash  provided  by operating activities:
            Increase/(decrease) in:
            Accounts payable                                        0                     401                               401
            Income taxes payable                                    0                    (603)                              100
                                                       ---------------           -------------                 -----------------

            Net Cash Used For Operating Activities                  0                   (8779)                          (38,106)
                                                       ---------------           -------------                 -----------------

            Cash Flows From Financing Activities

            Issuance of common stock                                0                  10,000                            39,327
                                                       ---------------           -------------                 -----------------

            Net Cash Provided By Financing Activities               0                   10,000                           39,327
                                                       ---------------           -------------                 -----------------

            Net Increase in Cash                                    0                   1,221                             1,221
                                                                                                               -----------------

            Beginning Cash Balance                                  0                       0                                 0
                                                       ---------------           -------------                 -----------------

            Ending Cash Balance                         $                -       $        1,221                 $          1,221
                                                       ===============           =============                 =================

Supplemental Disclosure of Cash Flow Information:

            Cash paid for the period for interest       $                -        $          -                  $            708
            Cash paid for the period for income taxes   $                -        $         790                 $            790


                 See accompanying notes to financial statements
                                        6

                                      SEAFOODS PLUS, LTD.
                                 Notes to Financial Statements
                                       December 31, 1995



NOTE A         Summary of Significant Accounting Policies


               Company Background

               The Company originally incorporated under the laws of the State of Utah on August 11, 1983 using the name Communitra Energy, Inc., with a stated principal business activity of investing in oil, gas and mineral leases, and/or products. By agreement of the shareholders of the Company on July 16, 1985, the name of the Company officially changed to Seafoods Plus, LTD. and expanded the purpose of the Company to include the processing and canning of seafoods.

               Seafoods Plus, LTD., a development stage company, has yet to commence its planned principal operations and has been in an essentially dormant status for the last eight years.

               Income Taxes

               In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which is effective for fiscal years beginning after December 15, 1992. SFAS No. 109 requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company adopted SFAS No. 109 for financial reporting purposes in 1993. See note C below.



NOTE B         Cash

               Cash is comprised of cash on deposit in the trust account of the corporate attorney.



NOTE C         Change in Accounting Principle -- Accounting for Income
               Taxes

               During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting for income taxes as of January 1, 1993 is $0, due to operating losses carried forward from prior years and unlikely nature of future earnings. For the years ended December 31, 1993, 1994 and 1995, the Company had no significant income tax expenses due to operating losses during those periods. Any deferred tax benefit arising from the operating losses carried forward would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the future to take advantage of the losses carried forward. The Company has no timing differences.

               The amount shown on the balance sheet for income taxes payable represents the annual minimum amount due to the State of Utah.




                               SEAFOODS PLUS, LTD.
                                 BALANCE SHEETS
                    September 30, 1996 and December 31, 1995

                                                          09/30/96          12/31/95
                                                        --------------    -------------
                                                         [Unaudited]
ASSETS

     Assets
         Cash - note B                                $         1,214   $        1,221
                                                        --------------    -------------

TOTAL ASSETS                                          $         1,214   $        1,221
                                                        ==============    =============

LIABILITIES & EQUITY

LIABILITIES

     Current Liabilities
         Accounts Payable                             $           401   $          401
         Loans from stockholders - note E                       3,155                0
         Income taxes payable                                     100              100
                                                        --------------    -------------
     Total Current Liabilities                                  3,656              501

                                                        --------------    -------------
TOTAL LIABILITIES                                               3,656              501

EQUITY
         Capital Stock - 50,000,000 shares  authorized at $0.001 par;
           2,000,012 post-split shares issued
           and outstanding at 12/31/94 - note E                 2,000            2,000
         Paid-in Capital                                       37,327           37,327
         Accumulated Deficit                                  (41,769)         (38,607)
                                                        --------------    -------------
TOTAL EQUITY                                                   (2,442)             720

                                                        --------------    -------------
TOTAL LIABILITIES & EQUITY                            $         1,214   $        1,221
                                                        ==============    =============


                              SEAFOODS PLUS, LTD.
                           STATEMENTS OF CASH FLOWS
    For the Nine-Month Period Ended September 30, 1996 and September 30, 1995

                                                  Nine Months      Nine Months
                                                     Ended            Ended
                                                    09/30/96         09/30/95
                                                  -------------    -------------
                                                    [Unaudited]    [Unaudited]

Cash Flows Used For Operating Activities
---------------------------------------------------------------
  Net Loss                                      $       (3,163)  $       (8,249)
  Adjustments to reconcile net loss to net cash
    used in operating activities:                            0                0
    Increase/(Decrease) in franchise taxes payable           0                0
                                                  -------------    -------------
      Net Cash Used For Operating Activities            (3,163)               0

Cash Flows Provided by Financing Activities
---------------------------------------------------------------
  Loans from stockholders                                3,156                0
                                                  -------------    -------------
      Net Cash Provided by Financing Activities          3,156                0

      Net Increase/(Loss) In Cash                           (7)          (8,429)

      Beginning Cash Balance                             1,221           10,000
                                                  -------------    -------------

      Ending Cash Balance                       $        1,214   $        1,571
                                                  =============    =============



                               SEAFOODS PLUS, LTD.
                            STATEMENTS OF OPERATIONS
 For the Three-Month and Nine-Month Periods Ended September 30, 1996 and September 30, 1995

                                             Three Months    Three Months     Nine Months     Nine Months
                                                Ended           Ended            Ended           Ended
                                               09/30/96        09/30/95        09/30/96        09/30/95
                                             -------------   -------------   --------------  --------------
                                               [Unaudited]     [Unaudited]     [Unaudited]    [Unaudited]
REVENUE
     Income                                $            0  $            0  $             0 $             0
                                             -------------   -------------   --------------  --------------
NET REVENUE                                             0               0                0               0

OPERATING EXPENSES
     Office Expenses                                   15             929            1,089             929
     Professional Fees                                968           7,500            2,074           7,500
                                             -------------   -------------   --------------  --------------
TOTAL OPERATING EXPENSES                              941           8,429            3,163           8,429

                                             -------------   -------------   --------------  --------------
NET INCOME/(LOSS)                          $         (941) $       (8,429) $        (3,163)$        (8,249)
                                             =============   =============   ==============  ==============


NET LOSS PER SHARE                         $        (0.01) $        (0.01) $         (0.01)$         (0.01)
                                             =============   =============   ==============  ==============

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                   2,000,012       5,658,250        2,000,012       5,658,250
                                             =============   =============   ==============  ==============


                               SEAFOODS PLUS, LTD.
                          Notes to Financial Statements
                               September 30, 1996




NOTE A     Summary of Significant Accounting Policies


               Company Background

               The Company originally incorporated under the laws of the State of Utah on August 11, 1983 using the name Communitra Energy, Inc., with a stated principal business activity of investing in oil, gas and mineral leases, and/or products. By agreement of the shareholders of the Company on July 16, 1985, the name of the Company officially changed to Seafoods Plus, LTD. and expanded the purpose of the Company to include the processing and canning of seafoods.

        Seafoods Plus, LTD., a development stage company, has yet to commence its planned principal operations and has been in an essentially dormant status for the last eight years.


               Income Taxes

               In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which is effective for fiscal years beginning after December 15, 1992. SFAS No. 109 requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company adopted SFAS No. 109 for financial reporting purposes in 1993. See note C below.



NOTE B  Cash is  comprised  of cash on deposit in the trust  account of the corporate attorney.

NOTE C    Change in Accounting Principle -- Accounting for Income
               Taxes

               During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of this change in accounting for income taxes as of January 1, 1993 is $0, due to operating losses carried forward from prior years and unlikely nature of future earnings. For the years ended December 31, 1993, 1994 and 1995, the Company had no significant income tax expenses due to operating losses during those periods. Any deferred tax benefit arising from the operating losses carried forward would be offset entirely by a valuation allowance since it is not likely that the Company will be sufficiently profitable in the future to take advantage of the losses carried forward. The Company has no timing differences.

               The amount shown on the balance sheet for income taxes payable represents the annual minimum amount due to the State of Utah.


NOTE D         Liquidity

                    The Company has accumulated  losses from inception  totaling
               $41,769 at September 30, 1996. Financing for the Company's limited activities to date has been primarily provided by borrowing from shareholders and the issuance of common stock. The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is presently organized. Management is currently seeking a well-capitalized merger candidate in order to commence its operations.

NOTE E         Loans from Stockholders

               The Company has received unsecured advances from a shareholder in order to maintain its limited operations. These non-interest bearing advances are due upon demand.